Date: 6 November 2001
Number: 28/01

BHP BILLITON ANNOUNCES AWARD OF BLOCK 3(a) IN TRINIDAD AND TOBAGO
AND OIL DISCOVERY


BHP Billiton today announced that it has increased its acreage position offshore Trinidad and Tobago, in an area that is becoming an increasingly important exploration focus for the Group. It also announced results from a recently drilled exploration well, Kiari-1, as well as encouraging indications from a well currently being drilled, Canteen-1.

On 31 October 2001, Trinidad and Tobago's Ministry of Energy and Energy Industries announced it had awarded exploration Block 3(a) to a consortium that includes BHP Billiton, Talisman Energy, BG International, and TotalFinaElf. The award is subject to final negotiation and execution of a Production Sharing Contract with the Government of Trinidad and Tobago.

Comprising about 150,000 acres (237 square miles), Block 3(a) is located
25 miles off the northeastern coast of Trinidad in 100 to 300 feet of water. BHP Billiton is the designated operator and holds a 30 per cent working interest. Talisman Energy and BG International each hold a 30 per cent interest and TotalFinaElf S.A. holds the remaining 10 per cent equity.

Block 3(a) will substantially enhance BHP Billiton's acreage position and is located adjacent to Blocks 2(ab) and 2(c), where the Group has participated in five exploration wells and announced three hydrocarbon discoveries in the past two years.

The Angostura gas discovery [Block 2(c)] made in 1999, tested natural gas at a stabilised flowrate of 30 million standard cubic feet per day (mmscfd) through a 56/64 inch choke. The Aripo gas discovery [Block 2(c)] in 2000, tested natural gas at a stabilised flow rate of 21.6 mmscfd through a 44/64 inch choke (maximum 46.3 mmscfd via a 80/64 inch choke).

Another exploration well in Block 2(c), Kairi-1, encountered both oil and gas in a hydrocarbon column that included 322 feet of net gas pay and 235 feet of net oil pay, and tested 3,000 barrels of oil per day through a 38/64 inch choke from 14 feet of perforations.

BHP Billiton is currently drilling Canteen-1 well on Block 2(c), located one mile to the north of Kiari-1, using the jack-up rig Global Marine Labrador 1 . The well was spudded on 23 October 2001 in a water depth of 164 feet and has encountered hydrocarbon bearing sands, further supporting the oil and gas potential found in Kiari-1.

Drilling is expected to be completed in the next few weeks, and the final results will be used to evaluate the size of the discovery and development planning options. BHP Billiton holds a 45 per cent operating interest in Block 2(c).

President and Chief Executive Officer BHP Billiton Petroleum Philip Aiken said: "Trinidad is quickly becoming another core growth area for the Group. Award of Block 3(a) and the results from drilling on Block 2(c) provide significant encouragement for potential oil and gas production."

"We are creating shareholder value by our focussed exploration efforts and by acquiring dominant acreage positions in targeted areas, thereby leveraging proprietary knowledge and expertise in those plays."

Ongoing evaluation work, including appraisal drilling, is currently being conducted to determine the size of the hydrocarbon resource discovered in Block 2(c). An exploratory drilling program will also be conducted in Block 3(a) as part of the minimum work requirement of the Production Sharing Contract.


Further information about the BHP Billiton Group can be found at:
http://www.bhpbilliton.com or contact:


Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
email: Robert.Porter@bhpbilliton.com

Michael Buzzard, Media Relations
Tel:    +61 3 9609 3709
Mobile: +61 417 914 103
email: Michael.Buzzard@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com



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